RENHUANG PHARMACEUTICALS, INC.

No. 218, Taiping, Taiping District
Harbin, Heilongjiang Province,
P.R. China 150050

 October 15, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 4720
Washington D.C. 20549
United States of America

Attention:  Mr. Jim B. Rosenberg and Kei Ino

Re:	Renhuang Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2008
Filed September 9, 2009
File No. 00-24512

Dear Mr. Rosenberg and Ino:

Referenced is hereby made to the above filing. Renhuang Pharmaceuticals, Inc.(the “Company”) was originally scheduled to file a response to the Commission’s comment letter dated September 18, 2009 by October 12. However, the Company needs further time to work with the auditor, MSPC, to ensure the accuracy of the consolidated financial statements and prepare a full and complete response to the comment letter. Therefore, the Company respectfully requests a further extension until October 26, 2009 to file the response.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; the Company also acknowledges that staff comments or changes to disclosure in response to the above staff comments do not foreclose the Commission from taking any action with respect to the filings; and, acknowledges that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me or our legal counsel Cadwalader, Wickersham & Taft LLP, Attn: Jiannan Zhang at +86 10 6599-7270 or via fax at +86 10 6599-7300 in case of any further comments or questions in this regard.

Sincerely yours,

RENHUANG PHARMACEUTICALS, INC.

By:  /s/ Shaoming Li
Name: Shaoming Li
Title: Chairman, President and Chief Executive Officer